

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 18, 2015

Robert B. Atwell
Chairman, President, and
Chief Executive Officer
Nicolet Bankshares, Inc.
111 North Washington Street
Green Bay, Wisconsin 54301

Re: Nicolet Bankshares, Inc.
Registration Statement on Form S-4
Filed November 24, 2015
File No. 333-208192

Dear Mr. Atwell:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary

We Must Meet Several Conditions to Complete the Merger, page 6

1.   We note your disclosure of the closing condition in your merger agreement that each party must maintain tangible common equity equal to at least 95% of such party's tangible common equity as of June 30, 2015. Please provide disclosure of each party's tangible common equity as of a recent date.

Selected Unaudited Pro Forma Condensed Financial Information, page 10

2.   We note your disclosure on page 63 that Nicolet is required to account for the merger as a purchase transaction for accounting and financial reporting purposes. Please tell us how

you determined the proposed merger of Baylake Corp. (Baylake) should not be accounted for as a reverse acquisition of Nicolet Bankshares, pursuant to ASC 805-40. As part of your response and with a view toward providing additional information supporting management's judgments and determinations in determining the accounting acquirer pursuant to ASC 805-10-55-10 through 55-15, please discuss how you considered the following information disclosed in this filing:

- Based upon the agreed upon conversion rate (0.4517 shares of Nicolet for each share of Baylake) and noting the disclosure on page 43 that Baylake will own 52% of the post-acquisition combined common stock.

- Post-acquisition, the Board of Directors will be comprised of equal representation from both Nicolet and Baylake.

- Post-acquisition, the CEOs from both Nicolet and Baylake will serve as co-CEOs.

Reasons for the Merger

Opinion of Keefe, Bruyette & Woods, Inc., page 34

3.   We note that Nicolet management provided certain financial forecasts and projections to KBW and that KBW relied upon these financial projections in preparing its fairness opinion. In addition, we note your disclosure on page 36 that KBW relied upon Nicolet's management in relation to "street estimates" of Baylake. Please disclose the financial projections and forecasts provided to KBW or explain why such information is not material to security holders.

Opinion of Sandler O'Neill & Partners, L.P.

Sandler O'Neill's Relationship, page 56

4.   Please provide quantitative disclosure of the fees that Sandler O'Neill received from Nicolet in the three years preceding the date of its opinion.

Material U.S. Federal Income Tax Consequences of the Merger

Qualification of the Merger as a Reorganization, page 76

5.   We note your disclosure that the merger is conditioned in part upon receipt of a tax opinion from Bryan Cave LLP to the effect that, among other things, the merger will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code, and that such tax opinion is filed as Exhibit 8.1 to the registration statement. We further note that, in its legal opinion, Bryan Cave LLP opines only that the legal conclusions contained in the relevant portion of the prospectus accurately set

forth the material U.S. federal income tax consequences of the transaction. Please revise your disclosure to state clearly that the discussion in the tax consequences section of the prospectus is counsel's opinion. Alternatively, please have counsel revise its opinion to provide a long-form tax opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John A. Spitz, Staff Accountant, at (202) 551-3484 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services